Super Light, Inc.
23A HaMe’eri St.
Givatayim, 53332
Israel
Phone:  +972-54-659-6370
Fax:    +972-77-424-6487

October 25, 2011

By Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:	Super Light, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 4, 2011
File No. 333-174435

Dear Mr. Reynolds:

Super Light, Inc. (“SLI”) acknowledges receipt of the letter dated October 18, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fifth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SLI is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 4 to Registration Statement on Form S-1

Management’s Discussion and Analysis, page 17
Expenditures, page 20

1.
We note your response to comment three of our letter dated September 29, 2011. Please revise your tabular disclosure here to clearly distinguish between the Inspection and Verification line item and your disclosure on pages 18 and 19 regarding the costs associated with inspection and verification.

Response:                      Revised.  We have revised our tabular disclosure in the expenditure table on page 20 of the document to clearly distinguish between the Inspection and Verification line item and our disclosure on pages 18 and 19 of the document regarding the costs associated with inspection and verification.  Please see the Fifth Amended Draft.

Certain Relationships and Related Transactions, page 35

2.
We partially reissue comment seven of our letter dated September 29, 2011. With respect to the loan from Ms. Hana Abu, please revise to also provide the largest aggregate amount of principal outstanding during the period for which disclosure is provided.

Response:                      Revised.  We have revised the Certain Relationships and Related Transactions section of the document to include information as to the current outstanding balance of the loan provided by Ms. Hana Abu and the largest aggregate amount of principal that was outstanding during the period for which disclosure is being provided in the document.  Please see the Fifth Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-659-6370.

Sincerely, Zeev Joseph Kiper, President and Director Super Light Inc.

VIA EDGAR
cc:	David Link, Securities and Exchange Commission, Division of Corporation Finance - Edgar